Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

September 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Claire DeLabar, Senior Staff Accountant

Re:	Braze, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 10, 2021

CIK: 0001676238

Ladies and Gentlemen:

On behalf of Braze, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 20, 2021 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on August 10, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the disclosures made in the Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Fiscal Years Ended January 31, 2020 and January 31, 2021, page 71

1.

We note in your response that you are unable to quantify period-over-period changes in revenue due to price and volume. Please expand the discussion to detail any material trends in your revenues based on pricing methodology that utilizes the number of consumers a customer reaches, such as per customer revenues, or pricing methodology that utilizes the volume of messages that each customer sends, such as per message revenue, either on an aggregate basis or average per customer basis.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com

United States Securities and Exchange Commission

September 30, 2021

Page Two

The Company provides access to its platform in the form of a subscription that is an aggregation of committed entitlement combinations purchased by its customers. Entitlements dictate the functionality of the platform and include, among other material entitlements, the number of consumers that each customer reaches and the volume of messages that each customer is committed to spend. Pricing and discounting patterns are unique to each customer as a result of different combinations or weighting of all these committed entitlements and, as such, the Company cannot attribute any changes in revenue directly to price, volume or at any other individual entitlement combination. Therefore, the Company does not monitor any material trends in revenue based on volume of consumers that a customer reaches or any material trends in revenue based on volume of messages a customer sends, and is unable to report such information without unreasonable effort and expense.

Principal and Selling Stockholders, page 127

2.	We note your response to prior comment 8. Please revise your disclosure to identify the three members of the board of directors of MGC1 Capital Inc.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Amended Draft Registration Statement.

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Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com

United States Securities and Exchange Commission

September 30, 2021

Page Three

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	William Magnuson, Braze, Inc.

Isabelle Winkles, Braze, Inc.

Susan Wiseman, Braze, Inc.

Jodie Bourdet, Cooley LLP

Peter Byrne, Cooley LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com